Exhibit 1

PRESS RELEASE

Cyren Signs Distribution Agreement with CARVIR to Provide SaaS
Web Security and Email Security Solutions for MSPs

Cyren’s multi-tenant architecture allows CARVIR’s MSP partners to quickly and easily onboard new customers

McLean, VA – January 10, 2018 – Cyren (NASDAQ: CYRN) today announced a distribution partnership with CARVIR to provide Cyren’s SaaS gateway security solutions for MSPs and IT Service Providers.

CARVIR, a global cyber security distributor, has become the leader in monitored and managed security for the MSP and IT Services channel. With this partnership, CARVIR’s threat team and 24 x 7 SOC services have been expanded to provide DNS, email and web gateway security for their partners.

Legacy gateway security appliances that rely on static signatures have proven ineffective against the speed and sophistication of today’s dynamic and highly evasive ransomware and phishing attacks. There’s an immediate need for a new generation of security technology that can discover and stop a broader class of new threats in real time. The Cyren Cloud Security Platform utilizes extensive cloud intelligence to identify cyberthreats and provide fast gateway protection for web, DNS and email. Industry leaders such as Google, Microsoft, Dell, and Check Point trust Cyren to secure more than 1.3 billion users and 25 billion security transactions daily.

“We are really looking forward to working with CARVIR,” said Mickey DiPietro, SVP of Sales for Cyren. “Their innovative approach on delivering best-in-class security solutions to the MSP community has made them one of the fastest growing distributors in the industry. With our cloud security platform purpose-built to support a tiered partner model, we see tremendous opportunity to scale with CARVIR’s 500+ MSP partners and tens of thousands of business customers.”

“We’re extremely excited about our partnership with Cyren,” said Jay Ryerse, CEO, CARVIR. “For the past eight months, we’ve searched for an MSP-friendly web security partner. Unfortunately, most cloud security solutions were designed for the enterprise and not with the MSP framework and pricing in mind. By adding Cyren to our portfolio, we are delivering a superior security solution to our MSP partners with multi-tenant capability.”

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning Security-as-a-Service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

About CARVIR

CARVIR, a global cyber security company, has become the leader in monitored and managed security for the MSP and IT Services channel. CARVIR’s threat team and 24 x 7 SOC have been expanded to provide advanced endpoint security, SIEM, DNS, email, and web gateway security for their partners. CARVIR has created a way to protect IT companies and their clients from today’s ransomware threats, viruses, hackers, and zero day attacks. To learn more, please visit: www.carvir.net.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Company Contact:

Mike Myshrall, CFO

Cyren

+1 703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1 281.444.1590

matthew.zintel@zintelpr.com